Alamos Gold Inc.	Suite 2010,120 Adelaide Street West Toronto, Ontario Canada M5H 1T1 Telephone: (416) 368-9932 1-866-788-8801 Website: www.alamosgold.com Trading Symbol: TSX : AGI

Wednesday, April 5, 2006	For Immediate Release

Alamos Gold Inc. Announces Incentive for Early Conversion of Debentures

Toronto, Ontario - Alamos Gold Inc. (the “Company”) (TSX: AGI) announced that it will be seeking the 66 2/3% approval of its convertible debentureholders for amendments to the terms of its outstanding 5.5% Convertible Unsecured Subordinated Debentures due 2010.  If this approval is granted, there will be a 21 day period (the “Incentive Conversion Period”) in which debentureholders will be offered a premium of $3.00 per $100 principal amount of debentures as an incentive to convert their debentures.

Currently, debentureholders receive, for each $100 principal amount of debentures that they convert, 18.86792 common shares.  Under the proposed incentive, debentureholders will receive, for each $100 principal amount of debentures that they convert: (i) 18.86792 common shares; (ii) additional common shares determined at the end of the Incentive Conversion Period with reference to the table set out on Appendix A; and (iii) additional common shares equal in value to $3.00 per $100 principal amount of Debentures converted at a deemed price per common share equal to the volume weighted average trading price of the common shares for the last five trading days of the Incentive Conversion Period.

The incentive will not negatively impact the rights of debentureholders who do not wish to participate.  Debentureholders will not be obliged to convert their debentures during the Incentive Conversion Period and there will be no changes to the rights and privileges of debentureholders who do not elect to take advantage of this incentive.

A further announcement will be made when debentureholder approval for the amendment has been granted or refused.  If such approval is granted, the Incentive Conversion Period will commence shortly after that press release.  The directors of the Company will have the discretion not to proceed with the incentive at any time.

Alamos’ common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and its convertible debentures are traded under the symbol “AGI.DB”.

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey

Jon Morda

President and Chief Executive Officer

Chief Financial Officer

Tel: 416-368-9932 x203

Tel: 416-368-9932 x 202

Email: jmorda@alamosgold.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors identified about in Alamos’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.

APPENDIX “A”

TABLE FOR DETERMINING THE NUMBER OF ADDITIONAL SHARES

The number of additional common shares issuable per $100 principal amount of debentures converted is based upon the last date of the Incentive Conversion Period (the “Effective Date”) and the volume weighted average trading price of the common shares for the last five trading days of the Incentive Conversion Period (the “Volume Weighted Average Common Share Price”).  If the Volume Weighted Average Common Share Price is between two amounts in the table or if the Effective Date is between two dates in the table, the number of common shares issuable in accordance with the table shall be determined by a straight-line interpolation between the number of additional common shares set forth for the higher and lower Volume Weighted Average Common Share Price amounts and the two dates, as applicable, based on a 365-day year.

Effective	Volume Weighted Average CommonShare Price
Date	$3.96	$4.25	$4.75	$5.00	$5.75	$6.25	$6.75	$7.25	$7.75	$8.25	Cont’d
15-Jan-06	6.3846	5.9679	4.8243	4.3671	3.3278	2.8286	2.4372	2.13	1.8808	1.6808
15-Jan-07	6.3846	5.4214	4.1653	3.6747	2.5764	2.0711	1.6823	1.4056	1.1793	1.0167
15-Jan-08	6.3846	5.1272	3.6555	3.0568	1.673	1.0179	0.5549	0.2834	0	0
15-Jan-09	6.3846	4.9894	3.4504	2.8394	1.4978	0.8991	0.4915	0	0	0
15-Jan-10	6.3846	4.5703	2.1901	1.3181	0	0	0	0	0	0

	$8.75	$9.25	$9.75	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$20	$25
15-Jan-06	1.5133	1.3767	1.2619	1.2098	1.0429	0.9174	0.8212	0.7444	0.6824	0.4899	0.3871
15-Jan-07	0.8784	0.7808	0.6963	0.6603	0.5542	0.4841	0.4268	0.3873	0.3556	0.26	0.2073
15-Jan-08	0	0	0	0	0	0	0	0	0	0	0
15-Jan-09	0	0	0	0	0	0	0	0	0	0	0
15-Jan-10	0	0	0	0	0	0	0	0	0	0	0